August 28, 2014

VIA EDGAR

Ms. Catherine Courtney Gordon
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 160

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 160 to its registration statement on Form N-1A be accelerated to September 26, 2014 or as soon thereafter as possible. Post-Effective Amendment No. 160 was filed electronically with the Commission on August 28, 2014. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,

SEI Investments Distribution Co.

/s/ John C. Munch

By: John C. Munch
Title: Secretary